Exhibit 99.1

ANNUAL MEETING OF COMMON SHAREHOLDERS
OF THE TORONTO-DOMINION BANK
THURSDAY, MARCH 31, 2016 - 9:30 A.M. (Eastern)
MONTREAL, QUEBEC

VOTING RESULTS:

This report on the voting results of the 160th annual meeting of common shareholders of The Toronto-Dominion Bank is made in accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations. Full details of the matters for shareholder action can be viewed by accessing the Management Proxy Circular for the meeting at:

http://www.td.com/document/PDF/investor/2016/E-Circular-2016.pdf

The Directors of the Bank recommended that Shareholders vote FOR matters 1, 2 and 3 below:

1 .	Election of Directors

Each of the fourteen (14) nominees listed in the Management Proxy Circular were elected as directors of The Toronto-Dominion Bank.

Nominee	Votes For	% Votes For	Votes Witheld	% Votes Withheld
William E. Bennett	934,555,677	99.2	7,286,059	0.8
Amy W. Brinkley	939,690,105	99.8	2,151,631	0.2
Brian C. Ferguson	932,384,508	99.0	9,457,228	1.0
Colleen A. Goggins	938,007,718	99.6	3,833,924	0.4
Mary Jo Haddad	939,771,318	99.8	2,070,448	0.2
Jean-René Halde	939,718,165	99.8	2,123,571	0.2
David E. Kepler	940,481,961	99.9	1,359,775	0.1
Brian M. Levitt	939,264,448	99.7	2,577,288	0.3
Alan N. MacGibbon	940,640,231	99.9	1,201,505	0.1
Karen E. Maidment	940,506,463	99.9	1,335,273	0.1
Bharat B. Masrani	940,457,547	99.9	1,383,185	0.1
Irene R. Miller	938,475,228	99.6	3,366,508	0.4
Nadir H. Mohamed	938,983,738	99.7	2,856,968	0.3
Claude Mongeau	914,635,098	97.1	27,205,634	2.9

2 .	Appointment of Auditor

The auditor listed in the Management Proxy Circular was appointed as auditor of The Toronto-Dominion Bank.

Votes For	% Votes For	Votes Withheld	% Votes Withheld
980,624,177	99.6	4,224,759	0.4

3 .	Advisory vote on the approach to executive compensation

Votes For	% Votes For	Votes Against	% Votes Against
899,900,453	95.5	41,917,834	4.5

The Directors of the Bank recommended that Shareholders vote AGAINST matters 4 and 5 below:

4 .	Shareholder Proposal A - Simplifying financial information

Votes For	% Votes For	Votes Against	% Votes Against
17,069,102	1.8	921,470,962	97.8

Votes Abstained*
3,299,810

5 .	Shareholder Proposal B - Paying one's fair share of taxes

Votes For	% Votes For	Votes Against	% Votes Against
7,033,411	0.7	930,868,430	98.8

Votes Abstained*
3,932,668

* An abstention is counted as present for quorum purposes, but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved each shareholder proposal.

Anyone wishing additional information onthe vote results may contact TD Shareholder Relations at (416) 944-6367 or toll-free at 1-866-756-8936 or by email at tdshinfo@td.com.